Exhibit 99.1

XP Inc. Announces Change in the CFO Position

São Paulo, Brazil, May 18, 2026 – XP Inc. (Nasdaq: XP), announced, in a planned and mutually agreed succession, a transition in its Chief Financial Officer role as part of the Company’s continued evolution and next phase of growth. Mr. Gustavo Alejo Viviani has been appointed by the Board of Directors of the Company (the “Board”) to serve as the Company’s new Chief Financial Officer, effective August 3, 2026. The Company believes that Mr. Alejo brings the expertise, skillset and experience needed to support XP in its continued growth and the execution of its long-term strategy.

Mr. Alejo began his career in January 1996 at Citibank Brasil. In January 2000, he joined Santander Brasil, where over 26 years he held various leadership positions in Wholesale and Retail Banking. In the Wholesale segment, he served as Managing Director of Corporate and Investment Banking and was responsible for the Wholesale Credit Recovery area. In the Retail segment, he was the Director responsible for Credit Collections and Recovery, and Consumer Lending, also accumulating the role of Retail CFO. In the last 3 years he held the positions of Chief Financial Officer, Investor Relations Officer, and Executive Vice-President responsible for the Consumer Finance Business, in addition to having served as a member of the Board of Directors of Zurich Santander Brasil. He is a CFA Charterholder, holds a degree in Economics and extension programs in Business Administration at the University of California-Berkeley, Advanced Corporate Finance at the London Business School, and Leadership at The University of Chicago Booth School of Business.

The Company also announced that, as part of the planned transition process, Mr. Victor Andreu Mansur Farinassi will step down from his position as Chief Financial Officer effective May 31, 2026. The Board has appointed XP’ Chief Executive Officer, Thiago Maffra to serve as interim Chief Financial Officer, effective upon Mr. Mansur’s departure. Mr. Maffra will oversee the Company's financial operations until Mr. Alejo takes office and will assist with the transition to the incoming CFO, ensuring continuity across XP´s finance function.

André Parize will continue in his role as Investor Relations Officer of the Company, ensuring full continuity in XP’s engagement with the investment community.

The Company expresses its sincere gratitude to Mr. Mansur for his more than 14 years of dedication and his meaningful contributions to XP’s growth and strategic development throughout his tenure. The Company wishes Mr. Mansur continued success in his future endeavors.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com